Exhibit 11

OURPET’S COMPANY AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF NET INCOME PER SHARE

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009

Net income	$34,837	$183,086	$589,995	$456,631

Preferred Stock dividend requirements	(27,393)	(7,985)		(23,695)

Net income attributable to common stockholders	$7,444	$175,101	$589,995	$432,936

Weighted average number of common shares outstanding	15,579,374	15,312,984	15,458,405	15,312,984

Preferred Stock Common Share Equivalents	—	—	—	—

Dilutive Stock Options outstanding for the Period	847,982	301,083	791,403	56,559

Dilutive Warrants outstanding for the Period	1,722,329	92,626	1,438,011	5,118

Weighted average number of common and equivalent shares outstanding	18,149,685	15,706,693	17,687,819	15,374,661

Net income per common share	$—	$0.01	$0.03	$0.03